Susan J. Thomas	Ford Motor Credit Company Building
(313) 594-9876	One American Road
(313) 248-7613 (Fax)	Mail Drop 2411
sthoma87@ford.com	Dearborn, Michigan 48126

May 30, 2006
By Federal Express
Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561

Re:	Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Registration Statement on Form S-3
Registration Nos. 333-132560 and 333-132560-01
Dear Mr. Webb:
     We reviewed your letter dated May 18, 2006 containing your comments to our registration statement and provide the following detailed responses, explanations and supplemental information. These responses are keyed to your headings and numbered comments.
     We also enclose two copies of our revised registration statement that was filed today on Form S-3/A as Amendment No. 2 to the registration statement. One copy includes versions of the base prospectus and prospectus supplement that are marked to show the changes made to our May 8, 2006 submission, and one copy contains clean versions of the revised base prospectus and prospectus supplement. Unless otherwise noted, all page numbers referenced in our responses refer to pages of the clean form of prospectus supplement.
Registration Statement on Form S-3
General
1.	We confirm that we will file unqualified legality and tax opinions at the time of each takedown from the registration statement, in accordance with the requirements of Regulation AB and Regulation S-K.

2.	In response to your comment, we have revised the disclosure on the covers and in the summaries of the base prospectus and the prospectus supplement to use the term “issuing entity” rather than “trust” where appropriate. Insofar as we continue to refer to the issuing entity as the “trust” in certain places throughout the base prospectus and the prospectus supplement to make the disclosure more readable for the investors, we have retained the identifying captions of “Issuing entities or Trusts” and “Issuing entity or Trust” on the covers and in the summaries of the base prospectus and the prospectus supplement, respectively.
Prospectus Supplement
Loss Experience of the Trust Portfolio
3.	We confirm that, notwithstanding our statement in the final sentence of Response 10 contained in the Response Letter that we submitted on May 8, 2006 together with Amendment No. 1 to the Registration Statement, in the event that the depositors do not exercise their option to repurchase receivables in “status” accounts from an issuing entity and the issuing entity thereby contains “status” accounts, we will include the information in the “Status” Distribution table included on pg. S-22 of the prospectus supplement, regardless of materiality considerations.
* * * * *
     We look forward to receiving any additional comments and questions you may have on our registration statement and related submissions.
     Please call me if you have any questions about our response letter and revised submission or if you require any additional information.

Sincerely,
/s/ SUSAN J. THOMAS
Susan J. Thomas
Managing Counsel, Global Structured Finance

cc:	Messeret Nega, Securities and Exchange Commission
Christopher J. DiAngelo, Dewey Ballantine LLP